Federated Hermes, Inc.

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedHermes.com

December 23, 2021

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549-8626

Attn: Kenneth Ellington

Dear Mr. Ellington:

On November 30, 2021, we discussed comments on various Federated Hermes fund registrants with fiscal period ends from April 30, 2021 to August 31, 2021.

Following is our response to your comment.

  Comment: You asked that we explain why certain security holdings in various funds are not footnoted on the Annual Report Portfolio of Investments as being restricted, however in the Form N-PORT for those funds, the securities are noted as being restricted. You indicated that per Regulation S-X, section 12-12, restricted securities should be noted.

Response: Referencing footnote 669 in the final rule “Investment Company Modernization” published in the Federal Register on November 18, 2016, a section 144A security should be flagged as restricted if it cannot be sold to Qualified Institutional Buyers. The securities in question do not fit this criterion and accordingly, these securities are not flagged as restricted on the Form N-CSR filings. However they are flagged as restricted on the Form N-PORT filings.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer